[redacted]

06051796

AMENDMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5/A
~~PART III~~

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARSONALLEN FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 SOUTH 6TH STREET, SUITE 300
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES C. BETZ 612-376-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYUM & BARENSCHEER PLLP
(Name – *if individual, state last, first, middle name*)

7800 METRO PARKWAY, SUITE 200, MINNEAPOLIS, MN 55425
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHARLES C. BETZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARSONALLEN FINANCIAL, LLC, as of OCTOBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERI ANN KIRKWOOD
Notary Public
Minnesota
My Commission Expires January 31, 2010

Cheri Kirkwood
Notary Public

Charles C Betz
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LarsonAllen

CPAs, Consultants & Advisors
www.larsonallen.com

LarsonAllen Financial, LLC Member NASD & SIPC
220 South Sixth Street, Suite 300, Minneapolis, MN 55402-4505
612/376-4777, Fax 612/376-4600, www.larsonallen.com

January 30, 2006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 0 3 2006

DIVISION OF MARKET REGULATION

COPY

Mr. Jeffrey C. Connell
Senior Compliance Examiner
NASD Kansas City District Office
Twelve Wyandotte Plaza, Suite 800
120 West 12th Street
Kansas City, Missouri 64105

Dear Mr. Connell,

This letter is in response to your January 27, 2006 letter requesting additional information on our October 31, 2005 annual filing. My apologies for the oversight in not including the Facing Page (Form X-17A-5 Part III). Enclosed is a completed, signed and notarized Facing Page for our 2005 fiscal year.

You also requested a reconciliation and appropriate explanation of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA Focus filing. Please see attached detailed reconciliation, along with explanations.

If you have any further questions or concerns please contact me at (612) 376-4796.

Sincerely,

LARSONALLEN FINANCIAL, LLC

Charles C. Betz, CFA, CPA
Chief Financial Officer
LarsonAllen Financial, LLC

Enclosure: Facing Page Annual Audited Report Form X-17A-5 Part III
Detailed reconciliation along with explanations

cc: Ms Mary Jo Gillette Regional Director SEC Chicago Office
SEC Washington DC Office

LARSONALLEN FINANCIAL, LLC

Report for the Period Beginning 11/01/04 and Ending 10/31/05
Attachment to Annual Audited Report - Form X17A-5 (Part III)

	Per Audit	Per Original Focus Filing	Difference	Explanation
OWNERSHIP EQUITY				
Member's Capital	25,000	25,000	0	
Member Distributions	(1,900,000)	(1,900,000)	0	
Retained Earnings	946,462	946,462	0	
Net Profit/Loss	2,125,260	2,124,656	604	Net effect of adjustments by auditors
Total Ownership Equity	1,196,722	1,196,118	604	
NON-ALLOWABLE ASSETS				
Current Assets:				
Accounts Receivable and Work in Process	515,998	470,466	45,532	Reclassify a $35,123 credit balance in A/R to Deferred Revenue. Reclassify $10,409 credit balance to Accounts Payable.
Other Assets	114,189	89,189	25,000	Reclassify from Long Term
Long-Term Assets:				
Property and Equipment (Net)	75,746	75,746	0	
Other Assets	25,000	50,000	(25,000)	Reclassify to Long Term
Total Non-Allowables	730,933	685,401	45,532	
Tentative Net Capital	465,789	510,717	(44,928)	
HAIRCUTS ON PROPRIETARY POSITIONS				
Investments at 100% Haircut	0	0	0	
Inventory Long at 15% Haircut	0	0	0	
Investments Long at 15% Haircut	0	0	0	
Inventory Short at 15% Haircut	0	0	0	
Total Haircuts	0	0	0	
Net Capital	465,789	510,717	(44,928)	
AGGREGATE INDEBTEDNESS				
Accounts Payable	33,859	22,943	10,916	See note above plus add'l $506 A/P
Accrued Payroll & Related Benefits	66,804	65,804	1,000	Add'l bonus accrued
Deferred Revenue and Other	264,846	231,834	33,012	See note above plus $2,111 adjust
Total	365,509	320,581	44,928	
REQUIRED NET CAPITAL				
NASD Required N.C. (6.67% Aggr. Ind.) OR $5,000 Whichever is Greater	24,379	21,383	2,997	
SEC Early Warning Requirement (120% Req N.C.)	29,255	25,659	3,596	
Required Net Capital	24,379	21,383	2,997	
EXCESS NET CAPITAL				
Net Capital	465,789	510,717	(44,928)	
Required Net Capital	24,379	21,383	2,997	
Excess Net Capital	441,410	489,334	(47,925)	
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO				
Aggregate Indebtedness	365,509			
Net Capital	465,789			
Ratio	.78:1			

END